Exhibit 99.1

Press Release

Sanofi announces agreement for potential first-in-class vaccine against extraintestinal pathogenic E. coli

☐	Extraintestinal pathogenic E. coli (ExPEC) is a leading bacterial cause of sepsis, causing approximately 10 million cases of invasive ExPEC disease (IED) annually, worldwide[1,2]
☐	Phase 3 clinical trial of vaccine candidate ongoing. Novel ExPEC vaccine expected to complement existing older adult vaccine portfolio

Paris, October 3, 2023. Sanofi announces today that it has entered into an agreement with Janssen Pharmaceuticals, Inc. (Janssen), a Johnson & Johnson company, to develop and commercialize the vaccine candidate for extraintestinal pathogenic E. coli (9-valent) developed by Janssen, currently in Phase 3. The agreement brings together Janssen’s robust science behind this potential first-in-class product and Sanofi’s worldwide manufacturing footprint and recognized world-class expertise in launching innovative vaccines.

Thomas Triomphe

Executive Vice President, Vaccines, Sanofi

“E. coli is a significant cause of sepsis, mortality, and antimicrobial resistance in older adults, and the number of cases is rising as the population ages. In line with our commitment to design and deliver first- or best-in-class medicines and vaccines, this agreement with Janssen aims to positively impact public health by reducing hospitalization costs and the burden on health systems associated with ExPEC and help older adults around the world to live longer, healthier lives.”

Under the terms of the agreement, both parties will co-fund current and future research and development costs. Sanofi will pay USD 175M upfront to Janssen, followed by development and commercial milestones. There will be a profit-share arrangement in the U.S., EU4 (France, Germany, Italy, Spain), and the UK. In the rest of the world (ROW), Janssen will receive tiered royalties and sales milestones. Closing is subject to customary regulatory clearance.

Extraintestinal pathogenic E. coli is a leading cause of sepsis, particularly in older adults3. Sepsis is a life-threatening bloodstream infection accompanied by severe illness and widespread organ damage, generated by the body’s self-destructive response to the infection. The main risk factors include age, especially 60+, and chronic illnesses (e.g., diabetes, cancer, or kidney disease). Antimicrobial resistant (AMR) E. coli strains are an ongoing healthcare concern, with extraintestinal pathogenic E. coli a major driver behind the global AMR crisis4.

The ongoing Phase 3 E.mbrace trial is designed to evaluate the efficacy of the 9-valent extraintestinal pathogenic E. coli vaccine (ExPEC9V) compared to placebo in the prevention of invasive E. coli disease (IED) caused by ExPEC9V O-serotypes. The study was started in 2021 by Janssen and continues to enroll patients.

Learn more: https://classic.clinicaltrials.gov/ct2/show/NCT04899336

1 Russo TA and Johnson JR. Medical and economic impact of extraintestinal infections due to Escherichia coli: focus on an increasingly important endemic problem. Microbes Infect. 2003;5:449–456.

2 Rudd KE, Johnson SC, Agesa KM, et al. Global, regional, and national sepsis incidence and mortality, 1990-2017: analysis for the Global Burden of Disease Study. Lancet. 2020;395(10219):200-211. doi:10.1016/S0140-6736(19)32989-7

3 Rhee C, et al. Prevalence of Antibiotic-Resistant Pathogens in Culture-Proven Sepsis and Outcomes Associated with Inadequate and Broad-Spectrum Empiric Antibiotic Use. JAMA Netw Open. 2020;3(4): e202899.

4 O’Neill J. Antimicrobial Resistance: Tackling a crisis for the health and wealth of nations. Review on Antimicrobial Resistance. Available at: https://amr-review.org/sites/default/files/AMR%20Review%20Pa

per%20-%20Tackling%20a%20crisis%20for%20the%20health%20and%20wealth%20of%20nations_1.pdf. Last accessed: October 2022.

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About Sanofi

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